Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2013	2012
Earnings available to cover fixed charges:
Income before income taxes	$41	$44
Less: Income from equity investees	—	1
	41	43
Plus: Fixed charges	60	65
Amortization of capitalized interest	1	1
Net loss attributable to noncontrolling interest	—	1
Less: Capitalized interest	1	1
Earnings available to cover fixed charges	$101	$109
Fixed charges (a):
Interest	$53	$57
Capitalized interest	1	1
Interest portion of rental expense	6	7
Total fixed charges	$60	$65
Ratio of earnings to fixed charges	1.68x	1.68x

(a)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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